Exhibit 99.1

Bilibili Appoints Two New Members to Board of Directors

SHANGHAI, March 1, 2019—Bilibili Inc. (NASDAQ: BILI) (“BILI” or the “Company”), a leading online entertainment platform for young generations in China, today announced the appointment of two new independent directors to its board of directors (the “Board”): Mr. Wenji Jin and Mr. Feng Li, both effective February 26, 2019. Following the appointments, the Board consists of seven members, four of whom are independent directors.

Mr. Wenji Jin will also serve as a member of the audit committee, a member of the compensation committee, and a member of the nominating and corporate governance committee of the Board.

Mr. Wenji Jin previously served as our director from May 2016 to April 2018. Mr. Jin is a managing director at Legend Capital, an investment company focusing on innovation and growth enterprises in internet and technology sector in China. Mr. Jin has held various positions at Legend Capital since 2007. Prior to joining Legend Capital, Mr. Jin served as a senior manager in the software development department at Synopsys, Inc. Mr. Jin received his bachelor’s degree in Electrical Engineering from University of Science and Technology of China, his master’s degree in Computer Science from University of Louisiana in Lafayette, and his EMBA degree from China Europe International Business School in 2007.

Mr. Feng Li previously served as our director from November 2014 to May 2016. Mr. Feng Li is the founder and chief executive officer of Shanghai Ziyou Investment Management Limited, also known as FreeS Fund, a venture capital firm that primarily invests in early and growth stage startups in China and overseas, focusing on fintech, artificial intelligence and biotech industries. Prior to founding FreeS Fund, Mr. Li worked as a partner of China TMT investment department at IDG Capital, a global network of private equity and venture capital firms. Prior to that, Mr. Li served as deputy vice president of New Oriental, a leading English teaching and learning school in China. Mr. Li currently serves as a board member of several private internet and technology companies based in China. Mr. Li received his bachelor’s degree in Chemistry from Peking University in 1996 and his master’s degree in Chemistry from the University of Rochester in the United States in 1998.

“I’m delighted to welcome Mr. Wenji Jin and Mr. Feng Li to our Board and welcome their valuable insights,” said Rui Chen, Chairman of the Board and Chief Executive Officer of Bilibili. “They are established corporate leaders in their respective fields and we look forward to benefitting from their deep knowledge and rich experience in the capital markets and internet industry as we continue to expand our operations in the bountiful online entertainment industry.”

About Bilibili Inc.

Bilibili represents the iconic brand of online entertainment with a mission to enrich the everyday life of young generations in China. Bilibili is a full-spectrum online entertainment world covering a wide array of genres and media formats, including videos, live broadcasting and mobile games. Bilibili provides an immersive entertainment experience and high-quality content that caters to the evolving and diversified interests of its users and communities, and has built its platform based on the strong emotional connections of Bilibili’s users to its content and communities.

For more information, please visit: http://ir.bilibili.com.

For investor and media inquiries, please contact:

In China:

Bilibili Inc.

Juliet Yang

Tel: +86-21-2509 9255 Ext. 8523

E-mail: ir@bilibili.com

The Piacente Group, Inc.

Ross Warner

Tel: +86-10-5730-6201

E-mail: bilibili@tpg-ir.com

In the United States:

The Piacente Group, Inc.

Brandi Piacente

Tel: +1-212-481-2050

E-mail: bilibili@tpg-ir.com